Exhibit 99.2

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Previ – Caixa Previdência Funcionários Banco do Brasil					General Taxpayers’ Register: 33.754.482/0001-24
Qualification:

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		26,017,780			15.68	15.68

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			26,017,780		15.68	15.68

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Assistência Previdência Social BNDES – FAPES						General Taxpayers’ Register: 00.397.695/0001-97
Qualification:

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		6,122,652			3.69	3.69

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Credit Suisse	Sell	06/09/2007	2,700,000	36.400689	98,281,861.00

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			3,422,652		2.06	2.06

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundo de Investimentos em Títulos e Val. Mobiliários Librium						General Taxpayers’ Register: 01.912.197/0001-06
Qualification:

Opening Balance

Security/		Characteristic of				% interest
Derivative		Security	Number			Same kind	Total
Share		Common	3,711,510			2.24	2.24

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Bradesco	Sell	05/09/2007	7,400	33.9920	281,141.00

Closing Balance

Security/		Characteristic of				% interest
Derivative		Security		Number		Same kind	Total
Share		Common		3,704,110		2.23	2.23

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Petrobrás de Seguridade Social - Petros						General Taxpayers’ Register: 34.053.942/0001-50
Qualification:

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		19,811,159			11.94	11.94

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Itaú	Buy	03/09/2007	7,000	37.933	265,531.00
Share	Common	Fator	Buy	13/09/2007	13,800	36.47029	503,209.00
Share	Common	Ativa	Buy	14/09/2007	25,000	36.684	917,100.00
Share	Common	Ativa	Buy	18/09/2007	88,800	36.90014	3,276,732.00
Share	Common	Ativa	Buy	20/09/2007	20,700	37.64082	779,165.00

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			19,966,459		12,03	12,03

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Telebrás Seguridade Social - SISTEL					General Taxpayers’ Register: 00.493.916/0001-20
Qualification:

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		8,503,832			5.12	5.12

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			8,503,832		5.12	5.12

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: VALIA - Fundação Vale do Rio Doce					General Taxpayers’ Register: 42.271.429/0001-63
Qualification:

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		6,874,101			4.14	4.14

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			6,874,101		4.14	4.14

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: REAL GRANDEZA - Fundação de APAS						General Taxpayers’ Register: 34.269.803/0001-68
Qualification:

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		4,738,407			2.86	2.86

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			4,738,407		2.86	2.86

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: PREVI - BANERJ						General Taxpayers’ Register: 34.054.320/0001-46
Qualification:

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		1,997,595			1.20	1.20

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			1,997,595		1.20	1.20

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nildemar Secches					General Taxpayers’ Register: 589.461.528-34
Qualification: President of the Board of Directors and CFO

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		33,929			0.02	0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of					% interest
Derivative	Security			Number		Same kind	Total
Share	Common			33,929		0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Ferreira Alexandre					General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		4			0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			4		0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Jaime Hugo Patalano						General Taxpayers’ Register: 011.141.237-49
Qualification: Member of the Board of Directors

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		3			0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			3		0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luis Carlos Fernandes Afonso						General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		1			0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			1		0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Manoel Cordeiro Silva Filho						General Taxpayers’ Register: 253.571.747-68
Qualification: Member of the Board of Directors

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		1			0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			1		0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Maurício Novis Botelho						General Taxpayers’ Register: 044.967.107-06
Qualification: Member of the Board of Directors

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		1			0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			1		0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Décio da Silva	General Taxpayers’ Register: 344.079.289-72
Qualification: Member of the Board of Directors

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.06	0.06
Share	Common	8,497,135	5.12	5.12

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.06	0.06
Share	Common*	8,497,135	5.12	5.12

   * Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wang Wei Chang						General Taxpayers’ Register: 534.698.608-15
Qualification: Alternate Member of the Board of Directors

Opening Balance

Security/						% interest
Derivative	Characteristic of Security		Number			Same kind	Total
Share	Common		4,242			0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/						% interest
Derivative	Characteristic of Security			Number		Same kind	Total
Share	Common			4,242		0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nilvo Mittanck						General Taxpayers’ Register: 489.093.519-34
Qualification:

Opening Balance

Security/	Characteristic of					% interest
Derivative	Security		Number			Same kind	Total
Share	Common		55			0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of					% interest
Derivative	Security			Number		Same kind	Total
Share	Common			55		0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nelson Vas Hacklauer						General Taxpayers’ Register: 522.156.958-20
Qualification:

Opening Balance

Security/	Characteristic of					% interest
Derivative	Security		Number			Same kind	Total
Share	Common		268			0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of					% interest
Derivative	Security			Number		Same kind	Total
Share	Common			268		0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Ricardo Robert Athayde Menezes						General Taxpayers’ Register: 118.108.076-20
Qualification:

Opening Balance

Security/	Characteristic of					% interest
Derivative	Security		Number			Same kind	Total
Share	Common		268			0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of					% interest
Derivative	Security			Number		Same kind	Total
Share	Common			268		0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,033	0.08	0.08
Share	Common (1)	8,497,135	5.12	5.12

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,033	0.08	0.08
Share	Common (1)	8,497,135	5.12	5.12

(1)          Indirect participation through the company Weg Participações e Serviços S.A.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,833	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,833	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	77,777,036	46.87	46.87

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Itaú	Buy	03/09/2007	7,000	37.933	265,531.00
Share	Common	Bradesco	Sell	05/09/2007	7,400	33.9920	281,141.00
Share	Common	Credit Suisse	Sell	06/09/2007	2,700,000	36.400689	98,281,861.00
Share	Common	Fator	Buy	13/09/2007	13,800	36.47029	503,209.00
Share	Common	Ativa	Buy	14/09/2007	25,000	36.684	917,100.00
Share	Common	Ativa	Buy	18/09/2007	88,800	36.90014	3,276,732.00
Share	Common	Ativa	Buy	20/09/2007	20,700	37.64082	779,165.00

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	75,224,936	45.33	45.33